Exhibit 12.2
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred dividend requirements for the five years ended December 31, 2016 and the year to date June 30, 2017

	Year ended December 31,											Six Months Ended June 30,
		2012		2013		2014		2015		2016		2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$122		$(843)		$(612)		$(78)		$(152)		$(2,981)
Interest expense, net of amounts capitalized		41		37		45		7		74		37
Interest component of rental expense		4		3		4		2		1		—
AFUDC - Debt funds		32		49		44		44		44		24
Earnings as defined		$199		$(754)		$(519)		$(25)		$(33)		$(2,920)

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$58		$67		$68		$67		$77		$41
Interest on affiliated loans		—		—		1		3		13		7
Interest on interim obligations		—		—		—		—		1		—
Amortization of debt discount, premium and expense, net		1		1		1		1		1		1
Other interest charges		15		23		44		2		31		15
Interest component of rental expense		4		3		4		2		1		—
Fixed charges as defined		78		94		118		75		124		64
Tax deductible preferred dividends		—		—		—		—		—		—
		78		94		118		75		124		64
Non-tax deductible preferred dividends		2		2		2		2		2		1
Ratio of net income before taxes to net income	x	1.202	x	1.775	x	1.872	x	13.301	x	3.177	x	1.438
Preferred dividend requirements before income taxes		2		3		3		20		5		1
Fixed charges plus preferred dividend requirements		$80		$97		$121		$95		$129		$65
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED DIVIDEND REQUIREMENTS(*)		2.50		N/A		N/A		N/A		N/A		N/A

Deficiency of Earnings to Cover Fixed Charges Plus Preferred Dividend Requirements		$—		$851		$640		$120		$162		$2,985

(*)
As a result of losses incurred on the Kemper Integrated Coal Gasification Combined Cycle Project, earnings before income taxes was negative for the years 2013 through 2016 and the six months ended June 30, 2017.